

VOZROZHDENIE
BANK

File № 82-4257

RECEIVED
2010 JUN 28 A 10:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

28.04.2010
1108/9362

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





10015937

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Lyudmila A. Goncharova
Deputy Chairman of the Board

dw 6/29

Information about the Annual General Meeting of Shareholders

April 23, 2010

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Date of holding the meeting of Board of Directors: April 23, 2010.

2.2. Date of compilation and number of the minutes of Bank Vozrozhdenie Board of Directors meeting:

April 23, 2010, Minutes №8.

2.3. The summary of decisions taken by Board of Directors:

2.3.1. To define a method of holding the General Meeting of shareholders — a meeting (joint presence of shareholders for discussing the agenda issues and making decisions on the issues put for voting with preliminary forwarding proxies for voting).

2.3.2. To set up the date, time and venue of the annual General Meeting of Shareholders as June 25, 2010; 10:00 Moscow time; Conference hall of Bank Vozrozhdenie located at 7/4 Luchnikov lane, Moscow.

Mail address for sending completed voting ballots: 7/4 Building 1, Luchnikov lane, Moscow, GSP 101990.

Registration of the participants will start at 09:15 Moscow time at the place of the meeting.

2.3.3. As June 26, 2009 is the scheduled date of the annual General Meeting of Shareholders, it is propose to set May 6, 2010, at 19:00 Moscow time as the date of establishing the list of shareholders.

2.3.4. To approve the following agenda of the annual General Meeting of Shareholders:

1. Approval of the Annual Report, the annual financial statements, income statement for 2009.

2. Consideration of the Report of the Board of Directors of Bank Vozrozhdenie.

3. Approval of Regulations on remunerations and compensations for members of the Board of Directors in new edition

4. Payment of remunerations to the members of the Board of Directors of Bank Vozrozhdenie according to the results for 2009.

5. Profit distribution including dividend payout (declaration) according to the results for 2009.

6. Approval of Alterations No. 12 to the Articles of Association of Bank Vozrozhdenie.

7. Approval of Alterations No. 1 to the Regulation on the General Meeting of Shareholders.

8. Approval of Alterations No. 1 to the Order of holding General Meeting of Shareholders of Bank Vozrozhdenie.

9. Approval of Alterations No. 2 to the Regulation on the Board of Directors of Bank Vozrozhdenie.

10. Approval of Alterations No. 2 to the Regulation on Executive Bodies of Bank Vozrozhdenie.

11. Approval of transactions between Bank Vozrozhdenie and interested parties which can be carried out on standard terms during the period until the next annual General Meeting of Shareholders in the process of the Bank's usual activity.

12. Election of the Board of Directors of Bank Vozrozhdenie.

13. Determination of the number of members of the Audit Commission of Bank Vozrozhdenie.

14. Election of the members of the Audit Commission of Bank Vozrozhdenie.

15. Approval of the Auditor of Bank Vozrozhdenie

2.3.5. To publish the announcement about holding the annual General Meeting of Shareholders of the Bank in "Izvestiya" newspaper not later than May 26, 2010 and to place information about the forthcoming annual General Meeting of Shareholders at the Bank's web-site.

2.3.6. To approve the following list of information (materials) to be submitted to the shareholders in the course of preparation for the annual General Meeting of Shareholders:

The Bank's Annual Report for 2009;

Annual financial statements for 2009 approved by the Auditor;

Audit Commission's opinion on the results of the Bank Vozrozhdenie annual review of its financial and economic activity for 2009;

Information about candidates to the members of the Board of Directors and the Audit Commission, information about availability of consent of the candidates to be elected to the Board of Directors and the Audit Commission;

Information about the Auditor (audit company);

Results of analysis of the audit opinion for 2009 carried out by the Audit Committee of the Board of Directors;

Draft Alterations No. 12 to the Articles of Association of Bank Vozrozhdenie;

Draft Alterations No. 1 to the Regulation on the General Meeting of Shareholders;

Draft Alterations No. 1 to the Order of holding General Meeting of Shareholders of Bank Vozrozhdenie;

Draft Alterations No. 2 to the Regulation on the Board of Directors of Bank Vozrozhdenie;

Draft Alterations No. 2 to the Regulation on Executive Bodies of Bank Vozrozhdenie;

Draft new edition of Regulations on remunerations and compensations for members of the Board of Directors;

Draft decisions of the annual General Meeting of Shareholders for each item of the agenda.

The shareholders can review information on the agenda of the annual General Meeting of Shareholders at the Bank's Head Office and branches from May 26 to June 24, 2010 from 10.00 till 14.00 Moscow time.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Lyudmila A. Goncharova
3.2. April 23, 2010	Stamp	

Date of the shareholders register closing

April 23, 2010

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Category (type) of issuer shares in respect of which the list of holders is established on defined date:

— ordinary non-documentary registered shares, state registration number 101011439B;

— preference non-documentary registered shares with fixed dividend, state registration number 20201439B.

2.2. Purpose for establishing the list of holders of registered shares:

— establishing the list of shareholders having the right to take part in the Annual General Meeting of shareholders;

— establishing the list of shareholders having the right to receive dividends.

2.3. Date of establishing the list of holders the registered shares May 06,2010 (19.00 Moscow time (GMT+3)

2.4. Date and number of the minutes of the meeting of the issuer's authorized body that made a decision on the date of establishing the list of holders of the issuer's registered shares or other decision which is the basis for defining the date of establishing such list:

April 23, 2010. Minutes №8 of the Board of Directors meeting.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Lyudmila A. Goncharova
3.2. April 23, 2010	Stamp	

Recommendations of the Board of Directors concerning dividends

April 23, 2010

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Date of holding the meeting of the Board of Directors: April 23, 2010.

2.2. Date and number of the minutes of the Bank Vozrozhdenie's Board of Directors meeting:

April 23, 2010, Minutes No8.

2.3. The summary of decisions taken by the Board of Directors:

2.3.1. To propose to the General Shareholders' Meeting to allocate (from the Bank's net profit results of 2009) the amount of RUB 14 463 357.00 for payment of dividends.

2.3.2. To propose to the General Shareholders' Meeting to approve the following amount of dividends, calculated per share:

— for ordinary non-documentary registered shares with a nominal value of RUB10 each — 5% of the nominal value or RUB 0.5 per share;

— for preference non-documentary registered shares with fixed dividend and nominal value of RUB 10 each — 20% of the nominal value or RUB 2 per share.

2.3.3 To establish the list of shareholders eligible for annual dividends at the same date as establishment of the list of shareholders entitled to take part in the Annual General Meeting of Shareholders — May 06, 2010 (at 7 p.m. Moscow time).

2.3.4. To pay dividends within the period from August 17 to August 24, 2010 by bank transfer according to the banking details recorded in the Register of Bank Vozrozhdenie shareholders. In case banking details are not available, dividend payments to individual shareholders shall be made through cash offices of the Bank's branches starting from August 17, 2010.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie		Lyudmila A. Goncharova
	(signature)	
3.2. April 23, 2010	Stamp	